

November 21, 2011

<u>Via Email</u>
Mr. David Pomerantz
Chief Financial Officer
Gulf United Energy, Inc.
P.O. Box 22165
Houston, Texas 77227-2165

> **Re: Gulf United Energy, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed November 14, 2011**
> **File No. 000-52322**

Dear Mr. Pomerantz:

We have reviewed your response dated November 14, 2011 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended August 31, 2010

Item 9A. Controls and Procedures, page 4

1.   We note your response to prior comment 3 and your revised disclosures. However, we note that you conclude twice that your disclosure controls and procedures were not effective rather than including your conclusion on the effectiveness of your disclosure controls and procedures and the effectiveness of internal control over financial reporting as of August 31, 2010. As previously requested, please amend your filing to provide

management's conclusion as to the <u>effectiveness of your internal control over financial reporting</u> as of August 31, 2010. Refer to Item 308(a)(3) of Regulation S-K.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief